                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                             (Amendment No. _____)


                        Aegis Communications Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   00760B105
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                  July 9, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [X] Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO.:  00760B105                    13G             PAGE 2 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Thayer Equity Investors III, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)+
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            32,069,317

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          46,898,271+
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             32,069,317

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          46,898,217+
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      78,967,588+
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
10    Instructions)


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      70.5%+

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
      PN

------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO.:  00760B105                    13G              PAGE 3 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      TC Equity Partners, L.L.C.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            32,069,317

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          46,898,271+
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             32,069,317

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          46,898,271+
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      78,967,588+
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
 10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      70.5%+

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (see Instructions)
12
      OO

------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO.:  00760B105                    13G              PAGE 4 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      TC Co-Investors, LLC

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            150,816

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          78,816,772+
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             150,816

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          78,816,772+
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      78,967,588+
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      70.5%+

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
      OO

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO.  00760B105                    13G              PAGE 5 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      TC Management Partners, LLC

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            150,816

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          78,816,772 +
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             150,816

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          78,816,772 +
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      78,967,588+
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
10    (Instructions)


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      70.5%+

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
      OO

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO.:  00760B105                   13G              PAGE 6 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Frederick V. Malek

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            Disclaimed (see 9 below).

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          Disclaimed (see 9 below).
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             Disclaimed (see 9 below).

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          Disclaimed (see 9 below).
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      Beneficial ownership of all shares disclosed in this Statement is disclaimed by Mr. Malek.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
10    Instructions)

      [X] Beneficial ownership of all shares disclosed in this Statement is disclaimed by Mr. Malek.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9*
11
      Not applicable (see 9 above).

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
      IN

------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO.:  00760B105                    13G              PAGE 7 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Carl J. Rickertsen

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            Disclaimed (see 9 below).

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          Disclaimed (see 9 below).
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             Disclaimed (see 9 below).

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          Disclaimed (see 9 below).
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      Beneficial ownership of all shares disclosed in this Statement is disclaimed by Mr. Rickertsen.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
10
      [X] Beneficial ownership of all shares disclosed in this Statement is disclaimed by Mr. Rickertsen.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      Not applicable (see 9 above).

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
      IN

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO.: 00760B105                    13G              PAGE 8 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Paul G. Stern

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            Disclaimed (see 9 below).

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          Disclaimed (see 9 below).
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             Disclaimed (see 9 below).

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          Disclaimed (see 9 below).
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      Beneficial ownership of all shares disclosed in this Statement is disclaimed by Mr. Stern.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
10    Instructions)

      [X] Beneficial ownership of all shares disclosed in this Statement is disclaimed by Mr. Stern.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      Not applicable (see 9 above).

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
      IN

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO.  00760B105                    13G              PAGE 9 OF 15 PAGES
-----------------------                                  ---------------------


+         Thayer Equity Investors III, L.P., a Delaware limited partnership
    ("Thayer"), and TC Co-Investors, LLC, a Delaware limited liability company ("TC Co-Investors" and together with Thayer, the "Thayer Entities"), are members of a group pursuant to a Stockholders Agreement dated December 10, 1999 (the "Stockholders Agreement") by and among Questor Partners Fund II, L.P., a Delaware limited partnership, Questor Side-by-Side Partners II, L.P., a Delaware limited partnership, Questor Side-by-Side Partners II 3(c)(1), L.P., a Delaware limited partnership (collectively, the "Questor Entities"), the Issuer, Thayer and TC Co-Investors. The shares disclosed in this Statement include 46,750,000 shares beneficially owned by the Questor Entities.

          The Stockholders Agreement provides that the Questor Entities and the Thayer Entities are required to use their best efforts to vote all of their shares to elect and continue in office twelve directors, six of whom are nominated by the Questor Entities and six of whom are nominated by the Thayer Entities. The Stockholders Agreement and the Amended and Restated Bylaws of the Issuer provide that each committee of the Board of Directors of the Issuer will be constituted so that the number of designees of the Questor Entities and the number of designees of the Thayer Entities on any such committee is as nearly as possibly in the same proportion as the number of designees of the Questor Entities and the Thayer Entities on the entire Board of Directors of the Issuer. The Stockholders Agreement and the Amended and Restated Bylaws of the Issuer also provide that certain major decisions require the affirmative vote of not less than three-fourths of the directors of the Board of Directors of the Issuer. Such decisions include certain change of control transactions. Additionally, the Stockholders Agreement provides that the Questor Entities and the Thayer Entities must satisfy a "right of first offer" to the other prior to a transfer of their shares to a third party. The Stockholders Agreement also provides that the Questor Entities and the Thayer Entities will provide each other with certain "tag-along"rights in the event of a sale or transfer of shares to a third party.

Item 1.

     (a)  Name of Issuer:

          Aegis Communications Group, Inc.

     (b)  Address of Issuer's Principal Executive Offices:

          7880 BENT BRANCH DRIVE
          SUITE 150
          IRVING, TX 75063

Item 2.

     (a)  Name of Person Filing:

          This Statement is being filed on behalf of each of the persons named in paragraphs (i) - (vii) below (collectively, the "Reporting Persons") pursuant to their written agreement to the joint filing of this Statement. The following information is furnished with respect to each of the Reporting Persons:

          (i)   Thayer Equity Investors III, L.P.
          (ii)  TC Equity Partners, L.L.C.
          (iii) TC Co-Investors, LLC
          (iv)  TC Management Partners, LLC
          (v)   Frederic V. Malek
          (vi)  Carl J. Rickertsen
          (vii) Paul G. Stern

-----------------------                                  ---------------------
  CUSIP NO.  00760B105                    13G              PAGE 10 OF 15 PAGES
-----------------------                                  ---------------------


          TC Equity Partners, L.L.C. is the general partner of Thayer Equity Investors III, L.P. TC Management Partners, LLC is the managing member of TC Co-Investors, LLC. Each of Messrs. Malek, Rickertsen and Stern is a member of TC Equity Partners, L.L.C. and a member of TC Management Partners, LLC.

     (b)  Address of Principal Business Office or, if none, Residence:

          The principal business office of each Reporting Person is:

          1455 Pennsylvania Ave., N.W.
          Suite 350
          Washington, D.C. 20004

     (c)  Citizenship:

          Thayer Equity Investors III, L.P. is Delaware limited partnership. TC Equity Partners, L.L.C. is a Delaware limited liability company. TC Co-Investors, LLC is a Delaware limited liability company.
          TC Management Partners, LLC is a Delaware limited liability company. Each of Messrs. Malek, Rickertsen and Stern is United States citizen.

     (d)  Title of Class of Securities:

          Common Stock, par value $.01 per share.

     (e)  CUSIP Number:

          00760B105

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)  [_]   Broker or dealer registered under section 15 of the Act
                (15 U.S.C. 78o).

     (b)  [_]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c)  [_]   Insurance company as defined in section 3(a)(19) of the Act
                (15 U.S.C. 78c).

     (d)  [_]   Investment company registered under section 8 of the Investment
                Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [_]   An investment adviser in accordance with (S)240.13d-1(b)
                (1)(ii)(E).

     (f)  [_]   An employee benefit plan or endowment fund in accordance with
                (S)240.13d-1(b)(1)(ii)(F).

     (g)  [_]   A parent holding company or control person in accordance with
                (S)240.13d-1(b)(1)(ii)(G).

     (h)  [_]   A savings associations as defined in Section 3(b) of the
                Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i)  [_]   A Church plan that is excluded from the definition of an
                investment company under section 3(c)914) of the Investment
                Company Act of 1940 (15 U.S.C. 80a-3).

-----------------------                                  ---------------------
  CUSIP NO.  00760B105                    13G              PAGE 11 OF 15 PAGES
-----------------------                                  ---------------------

     (j)  [_]   Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

     Not applicable.

Item 4.   Ownership:

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Each of Thayer Equity Investors III, L.P., TC Equity Partners, L.L.C., TC Co-Investors, LLC and TC Management Partners, LLC beneficially owns 79,289,244 shares. Each of Messrs. Malek, Rickertsen and Stern disclaims beneficial ownership of all shares disclosed in this Statement.

     (b) The percent of class beneficially owned by each of Thayer Equity Investors III, L.P., TC Equity Partners, L.L.C., TC Co-Investors, LLC and TC Management Partners, LLC is 70.5%. Each of Messrs. Malek, Rickertsen and Stern disclaims beneficial ownership of all shares disclosed in this Statement.

     (c)  (i)   Number of shares as to which each of Thayer Equity Investors
                III, L.P. and TC Equity Partners, L.L.C. has:

                Sole power to vote or to direct the vote 32,069,317 shares.

                Shared power to vote or to direct the vote 46,898,271 shares.

                Sole power to dispose or to direct the disposal of 32,069,317 shares.

                Shared power to dispose or to direct the disposal of 46,898,217 shares.

          (ii) Number of shares as to which each of TC Co-Investors, LLC and TC Management Partners, LLC has:

                Sole power to vote or to direct the vote 150,816 shares.

                Shared power to vote or to direct the vote 78,816,772 shares.

                Sole power to dispose or to direct the disposal of 150,816 shares.

                Shared power to dispose or to direct the disposal of 78,816,772 shares.

          (iii) Each of Messrs. Malek, Rickertsen and Stern disclaims beneficial ownership of all shares disclosed in this Statement.

     Instruction: For computations regarding securities which represent a right to acquire an underlying security see (S)240.13d-3(d)(1).

Item 5.   Ownership of Five Percent or Less of a Class:

     Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

     Not applicable.

-----------------------                                  ---------------------
  CUSIP NO.:  00760B105                   13G              PAGE 12 OF 15 PAGES
-----------------------                                  ---------------------


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

     Not applicable.

Item 8.   Identification and Classification of Members of the Group:

     Not applicable.

Item 9.   Notice of Dissolution of Group:

     Not applicable.

Item 10.  Certification

     Not applicable.

-----------------------                                  ---------------------
 CUSIP NO.:  00760B105                    13G              PAGE 13 OF 15 PAGES
-----------------------                                  ---------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       Dated:    December 22, 1999


THAYER EQUITY INVESTORS III, L.P.,     TC EQUITY PARTNERS, LLC,
a Delaware limited partnership         a Delaware limited liability company

By: TC Equity Partners, LLC,           By:/s/ Barry E. Johnson
    a Delaware limited liability          ---------------------------------
    company, its General Partner       Name:  Barry E. Johnson
                                       Title: Secretary, Treasurer &
                                              Chief Financial Officer

    By:/s/ Barry E. Johnson
       ---------------------------
    Name:  Barry E. Johnson
    Title: Secretary, Treasurer &
           Chief Financial Officer



TC CO-INVESTORS, LLC,                  TC MANAGEMENT PARTNERS, LLC,
a Delaware limited liability           a Delaware limited liability
company                                company

By:  TC Management Partners, LLC,
     a Delaware limited liability      By: /s/ Barry E. Johnson
     company                               -------------------------------
                                       Name:  Barry E. Johnson
                                       Title: Secretary, Treasurer &
                                              Chief Financial Officer

     By:/s/ Barry E. Johnson
        ---------------------------
     Name:  Barry E. Johnson
     Title: Secretary, Treasurer &
            Chief Financial Officer


/s/ Frederic V. Malek                  /s/ Carl J. Rickertsen
---------------------------            -----------------------------------
FREDERIC V. MALEK                      CARL J. RICKERTSEN


/s/ Paul G. Stern
---------------------------
PAUL G. STERN

-----------------------                                  ---------------------
 CUSIP NO.:  00760B105                    13G              PAGE 14 OF 15 PAGES
-----------------------                                  ---------------------


                                  EXHIBIT LIST

EXHIBIT NO.                       TITLE                               PAGE NO.
-----------                       -----                               --------
     A       Joint Filing Agreement dated December                       15
             ___, 1999 among Thayer Equity Investors
             III, L.P., TC Equity Partners, L.L.C., TC
             Co-Investors, LLC, TC Management
             Partners, LLC, Frederic V. Malek, Carl J.
             Rickertsen and Paul G. Stern.

     B       Stockholders Agreement dated December            Incorporated by reference to
             10, 1999 by and among Questor Partners           Exhibit 10.4 of the filing on Form
             Fund II, L.P., a Delaware limited                8-K of Aegis Communications
             partnership, Questor Side-by-Side                Group, Inc., a Delaware
             Partners II, L.P., a Delaware limited            corporation, filed with the
             partnership, Questor Side-by-Side                Securities and Exchange
             Partners II 3(c)(1), L.P., a Delaware            Commission on December 20,
             limited partnership, Aegis                       1999.
             Communications Group, Inc., a
             Delaware corporation, Thayer Equity
             Investors III, L.P., a Delaware limited
             partnership, and TC Co-Investors, LLC,
             a Delaware limited liability company.

     C       Amended and Restated Bylaws of Aegis             Incorporated by reference to
             Communications Group, Inc., a Delaware           Exhibit 3.2 of the filing on Form
             corporation.                                     8-K of Aegis Communications
                                                              Group, Inc., a Delaware
                                                              corporation, filed with the
                                                              Securities and Exchange
                                                              Commission on December 20,
                                                              1999.

-----------------------                                  ---------------------
  CUSIP NO.  00760B105                    13G              PAGE 15 OF 15 PAGES
-----------------------                                  ---------------------

                                                                       EXHIBIT A

                            JOINT FILING AGREEMENT
                            ----------------------

     This will confirm the agreement by and among all of the undersigned that a statement may be filed on behalf of each of the undersigned persons by Thayer Equity Investors III, L.P. with respect to the Common Stock of Aegis Communications Group, Inc. Further, each of the undersigned agrees that Thayer Equity Investors III, L.P., by any of its duly elected officers, shall be authorized to sign from time to time on behalf of the undersigned, any amendments to this Schedule 13G or any statements on Schedule 13G relating to Aegis Communications Group, Inc. which may be necessary or appropriate from time to time.

Date: December 22, 1999

THAYER EQUITY INVESTORS III, L.P.,            TC EQUITY PARTNERS, LLC,
a Delaware limited partnership                a Delaware limited liability
                                              company

By:  TC Equity Partners, LLC,
     a Delaware limited liability company,    By:/s/ Barry E. Johnson
     its General Partner                         --------------------------
                                              Name:  Barry E. Johnson
                                              Title: Secretary, Treasurer &
                                                     Chief Financial Officer
     By:/s/ Barry E. Johnson
        ------------------------------
     Name:  Barry E. Johnson
     Title: Secretary, Treasurer, &
            Chief Financial Officer



TC CO-INVESTORS, LLC,                         TC MANAGEMENT PARTNERS, LLC,
a Delaware limited liability company          a Delaware limited liability
                                              company

By:  TC Management Partners, LLC,
     a Delaware limited liability company     By:/s/ Barry E. Johnson
                                                 ----------------------------
                                              Name:  Barry E. Johnson
                                              Title: Secretary, Treasurer &
                                                     Chief Financial Officer
     By:/s/ Barry E. Johnson
        ----------------------------
     Name:  Barry E. Johnson
     Title: Secretary, Treasurer &
            Chief Financial Officer


/s/ Fredric V. Malek                          /s/ Carl J. Rickertsen
--------------------------------              ------------------------------
FREDERIC V. MALEK                             CARL J. RICKERTSEN


/s/ Paul G. Stern
--------------------------------
PAUL G. STERN